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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         American Retirement Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  028913-10-1
                                 (CUSIP Number)


                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [_]           Rule 13d-1(b)

     [X]           Rule 13d-1(c)

     [_]           Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  -----------------------------------------------------------------------------
  CUSIP NO. 028913-10-1         13G                           Page 2 of 9 Pages
  -----------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Holiday Retirement Corp.
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |X|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oregon
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                    271,100
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                     --0--
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                     271,100

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                    --0--

--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         271,100

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]

-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.6%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

           CO
-------- ----------------------------------------------------------------------

  -----------------------------------------------------------------------------
  CUSIP NO. 028913-10-1         13G                           Page 3 of 9 Pages
  -----------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Daniel R. Baty
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                              (b) |X|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER
                                          2,000
        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                     271,100

                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                         2,000

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                       271,100

--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  273,100

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]

-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.6%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                     IN
-------- ----------------------------------------------------------------------

  -----------------------------------------------------------------------------
  CUSIP NO. 028913-10-1         13G                           Page 4 of 9 Pages
  -----------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON,
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William E. Colson
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) |_|
                                                                   (b) |X|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION                United States

-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                          214,500
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                           271,100

                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                           214,500

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                           271,100

--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  485,600

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]

-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:              2.8%

-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN

-------- ----------------------------------------------------------------------

Background.

This Schedule 13G/A is filed by Holiday Retirement Corp., Daniel R. Baty and William E. Colson (the "Reporting Persons") and amends the statement on Schedule 13G filed by the Reporting Persons on January 23, 2001 (the "Original 13G").

As reported in the Original 13G, the Reporting Persons purchased shares of Common Stock of the Issuer that would, if the persons listed on Exhibit A were deemed to be a group, result in the deemed beneficial ownership by such group of more than 5% of the Common Stock of the Issuer.

In 2001, subsequent to filing the Original 13G, the Reporting Persons purchased additional shares of Common Stock of the Issuer resulting in the ownership structure as set forth on the cover pages to this Schedule 13G/A.

The Reporting Persons disclaim the existence of a group pursuant to Rule 13d-5 with the persons listed on Exhibit A.

The information in this filing with respect to the first eight entities listed on Exhibit A (the "Lehman Entities") is, to the best of the Reporting Persons' knowledge, accurate as of December 31, 2001. On January 22, 2001, as amended February 8, 2002, the Lehman Entities filed a Schedule 13G with respect to their ownership of securities of the Issuer and reference is made to the more detailed information contained therein, and in any amendments to such Schedules that may be filed in the future.

Item 1 (a).       Name of Issuer:   American Retirement Corporation

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                           111 Westwood Place, Suite 200
                           Brentwood, TN 37027
Item 2

(a, b, c) Name, Address of Principal Business Office or Residence, and Citizenship of Persons Filing:

     The principal place of business of all of the filing persons is: 2250 McGilchrist Street S.E. Suite 200, Salem, OR 97302:

                  (1)      Holiday Retirement Corp., an Oregon corporation.

                  (2)      Daniel R. Baty, a United States citizen.

                  (3)      William E. Colson, a United States citizen.

Item 2 (d).       Title of Class of Securities:
                  Common Stock, par value $.01 per share ("Common Stock")

Item 2 (e).       CUSIP Number:     028913-10-1

                                     5 of 9

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership

                  See  responses  to  Items  5, 6,  7, 8, 9 and 11 of the  Cover
Pages.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.           Ownership of More Than Five Percenton Behalf of Another Person

                  Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group

                  Please see Exhibit A attached.

Item 9.           Notice of Dissolution of Group

                  Not Applicable.

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                     6 of 9

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   February 11, 2002



                        Holiday Retirement Corp.

                        By: /s/ William E. Colson
                            ----------------------------------------
                        Name: William E. Colson
                             ---------------------------------------
                        Title: President
                             ---------------------------------------


                         /s/ Daniel R. Baty
                         --------------------------------------------
                         Daniel R. Baty


                         /s/ William E. Colson
                         ---------------------------------------------
                         William E. Colson

                                    Exhibit A

                     IDENTIFICATION OF MEMBERS OF THE GROUP

LB/HRC Bond Investors LLC, a Delaware limited liability company LB/HRC Bond Investors II LLC, a Delaware limited liability company LB Bond Investors LLC, a Delaware limited liability company
LB Bond Investors II LLC, a Delaware limited liability company PAMI, LLC, a Delaware limited liability company
Property Asset Management Inc., a Delaware corporation
Lehman ALI Inc., a Delaware corporation
Lehman Brothers Holding Inc., a Delaware corporation
HRC Bond Investors LLC, a Delaware limited liability company
Daniel R. Baty
William E. Colson
Norman L. Brenden, a U.S. citizen
Patrick F. Kennedy, a U.S. citizen
Thilo D. Best, a U.S. citizen
Holiday Retirement Corp.

The above entities (the "Entities") may be deemed to be a group pursuant to Rule 13d-5, although such status as a group is disclaimed by the Reporting Persons.

The control of HRC Bond Investors is as follows: Daniel R. Baty has a 50% membership interest in HRC Bond Investors LLC, is the managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining membership interests in HRC Bond Investors LLC are held as follows:
William E. Colson (5%); Norman L. Brenden (5%); Patrick F. Kennedy (2.5%); Thilo
D. Best (4%); and Holiday Retirement Corp. (33.5%).

To the best of the Reporting Persons' knowledge, LB Bond Investors LLC has a 90% membership interest in LB/HRC Bond Investors LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC. LB Bond Investors II LLC has a 90% membership interest in LB/HRC Bond Investors II LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

LB Bond Investors II LLC has a 90% membership interest in LB/HRC Bond Investors II LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

Both LB Bond Investors LLC and LB Bond Investors II LLC are wholly owned by PAMI LLC.

PAMI LLC is wholly owned by Property Asset Management Inc.; Property Asset Management Inc. is 99.75% owned by Lehman ALI Inc., and Lehman ALI Inc. is wholly owned by Lehman Brothers Holdings Inc., a publicly held corporation.

To the best of the Reporting Persons' knowledge, assuming the conversion of the convertible bonds of the Issuer ("ARC Bonds") the members of the Lehman Entities are beneficial owners of shares of Common Stock of the Issuer as follows: LB/HRC Bond Investors LLC owns 262,500 shares, LB/HRC Bond Investors II LLC owns 657,667 shares. More detail as to ownership of securities of the Issuer by the Lehman Entities can be found in Schedule 13G/A filing by such persons made or to be made on or about the date of this filing.

In the event that the Entities were deemed to be a group pursuant to Rule 13d-5 (such status is disclaimed by the Filing Persons), upon conversion of all of the ACR Bonds held by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC, the Entities would collectively own 1,407,767 shares of Common Stock, constituting 7.7% of the Common Stock.

                                    Exhibit B

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G/A filed herewith (and any amendments thereto), relating to the common stock, par value $0.01 per share, of American Retirement Corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

  DATED:   February 11, 2002



                        Holiday Retirement Corp.

                        By: /s/ William E. Colson
                            ----------------------------------------
                        Name: William E. Colson
                             ---------------------------------------
                        Title: President
                             ---------------------------------------


                         /s/ Daniel R. Baty
                         --------------------------------------------
                         Daniel R. Baty


                         /s/ William E. Colson
                         ---------------------------------------------
                         William E. Colson